Exhibit 23.1

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the use of the name Netherland, Sewell & Associates, Inc., the references to our audits of Matador Resources Company’s proved oil and natural gas reserves estimates and future net revenue at March 31, 2013, and the inclusion of our corresponding audit letter, dated April 26, 2013, in the Quarterly Report on Form 10-Q of Matador Resources Company for the fiscal quarter ended March 31, 2013, as well as in the notes to the financial statements included therein. In addition, we hereby consent to the incorporation by reference to our audit letter, dated April 26, 2013, in Matador Resources Company’s Form S-8 (333-180641) and in Matador Resources Company’s Form S-3 (333-187808).

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

Dallas, Texas

May 10, 2013